EXHIBIT 99.27

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:   902-468-0614     Fax:   902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 10-2003	June 5, 2003

25,000 METER DRILL PROGRAM AT GAMMON’S 100%-OWNED
NORTHEAST OCAMPO PROJECT DEFINES NEW 2.968 MILLION OUNCE
GOLD-EQUIVALENT RESOURCE

Gammon Lake is pleased to announce the results of its ongoing exploration and development program. After 10 months of intensive drilling at Gammon Lake’s 100%-owned Northeast Ocampo Project, a resource study, audited by Pincock Allen & Holt (PAH), a respected independent consulting firm based in Denver, Colorado, demonstrates that a large new gold/silver resource has been defined.

The new resource calculation, which is a combination of both tables below, contains 761,000 gold ounces and 38.2-million silver ounces in the measured and indicated categories and a further 925,000 gold ounces and approximately 45-million silver ounces in the inferred category. On a gold-equivalent basis, the newly outlined resource at Gammon’s 100%-owned Northeast Ocampo Project contains about 1.35-million ounces in the measured and indicated categories and more than 1.6-million ounces in the inferred category.

The following tabulates the results of this study on the structures amenable to underground mining methods. These structures have been the focus of Gammon’s 2002/03 drill program.

Gammon's 100%-Owned Northeast Ocampo Underground Resource Estimate June 2003

Resource Category	Tonnes (millions)	Grade (g/t)			Contain Ounces

		Gold	Silver	equ.Gold	Gold	Silver	equ.Gold

Measured	0.447	7.82	396	13.9	112,400	5,693,000	200,000

Indicated	3.058	5.60	288	10.0	548,100	28,357,000	985,000

Total Measured and	3.505	5.90	302	10.5	660,500	34,050,000	1,185,000
Indicated

Total Inferred	4.518	6.10	298	10.7	884,300	43,226,000	1,549,000

The above was calculated using a 3 g/t equivalent Gold cut off and a 65:1 silver to gold ratio representing a gold price of $300/oz gold and $4.61/oz silver.

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The following tabulates the near-surface resource in the Northeast Ocampo Project.

Gammon's 100%-Owned Northeast Ocampo Project Surface Resource June 2003

Resource Category	Tonnes (millions)	Grade (g/t)			Contain Ounces

		Gold	Silver	equ.Gold	Gold	Silver	equ.Gold

Measured	0.190	1.37	103	3.0	8,400	631,000	21,000

Indicated	2.187	1.32	51	2.1	92,500	3,558,000	147,000

Measured and	2.377	1.32	55	2.2	100,900	4,189,000	168,000
Indicated

Inferred	1.108	1.12	47	1.8	39,734	1,672,185	66,000

The above was calculated using a 0.4 g/t equivalent Gold cut off and a 65:1 silver to gold ratio representing a gold price of $300/oz gold and $4.61/oz silver.

What are the new resource estimates based on?

As of the commencement of the resource study, 179 holes totaling over 33,700 meters had been drilled in the Northeast Ocampo Project area. Approximately 24,000 meters of this drilling have utilized diamond drilling with the remainder being reverse circulation with the overwhelming majority of the high grade underground ore zones being cored. Sampling has been conducted at a regular 1.5-meter interval within the mineralized intersections. ALS Chemex Lab has conducted all assay work from the commencement of the project. Assay techniques utilized standard fire assay techniques and, because of the high-grade silver, utilized a gravimetric finish.

The new resource estimates utilize standard and industry accepted cross sectional methodologies. A 3 g/t exterior cut-off was utilized with up to 3 assay intervals of internal waste included in order to account for potential dilution. The average grade of the measured and indicated high-grade resource is 5.9 g/t gold and 303 g/t silver. The following tabulates the average true width of all intersections of the high-grade veins by structure.

Vein	Average True Width (m)

Aventurero	3.1

Rosario	4.7

Las Animas	2.6

San Juan	2.6

Maria	3.2

Is the Gold and Silver Recoverable?

Work to date by Kappes, Cassiday & Associates (KCA) has shown that through out the district standard cyanide extraction techniques yield on average 97% and 86% recoveries, gold and silver respectively.

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KCA is currently conducting tests to determine if using elevated cyanide concentrations can further enhance the silver recovery. More metallurgical results are expected shortly.

What is the next phase in Gammon’s plan?

The Company shortly plans to complete a preliminary economic scoping study on the expanded resource to assess the economic impact of this resource expansion.

The Company is currently driving 2.5 kilometers of underground development of ramps and adits in the form of 4x4.5 meter tunnels. This will enable Gammon to focus underground drilling on the high-grade zones in order to better define and potentially increase the size of the resource. Test mining and bulk sampling will be conducted in order to obtain larger metallurgical samples and refine the mining and processing cost estimates needed to complete a feasibility study.

The Company will continue the drilling of targets throughout its 100%-owned property position, and shortly plans to announce an expanded drilling program phase. The drilling will test for additional shallow surface and underground deposits outside of the ramp development area.

What about the Gammon-Bolnisi Joint Venture Area?

In March of 2001 Gammon made a decision to farm out the open pit-able portion of the Ocampo district. Bolnisi was chosen as the earn-in partner because of its extensive experience with open pit mining. Bolnisi is bearing the sole cost of placing the JV open pit deposits into production, with no preferential capital payback, in order to earn a 60% interest. This has left Gammon with a 40% interest in the JV project (with no capital funding requirements) and the ability to focus on the greater potential contained within its 100%-owned Northeast Ocampo Project.

Bolnisi has just announced that while that company is currently completing optimization work to finalize bank financing they are sufficiently satisfied with the economic outcome of their studies and have made the decision to proceed to meet all terms of the earn-in requirements to vest their 60% interest in the open pit project.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and on the U.S. OTC market under the symbol GMLRF. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Clancy Wendt, P.Geo., of Pincock, Allen and Holt is the qualified person responsible for all technical data reported in this news release.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities.